UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42793

ETOILES CAPITAL GROUP CO., LTD.

(Registrant’s Name)

Unit 03-04, 25/F, Cosco Tower, 183 Queen’s Road Central,

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

This report on Form 6-K describes recent changes to the Board of Directors of Etoiles Capital Group Co., Ltd.

Departure of Independent Director

Raj K, THAKAR

Effective on October 31, 2025, Raj K, THAKAR (“Mr. Thakar”) resigned as an independent director, chairman of the Nominating and Corporate Governance Committee, member of the Audit Committee and member of the Compensation Committee of the Company. Mr. Thakar has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Appointment of Independent Director

Effective on October 31, 2025, the Board of Directors (the “Board”) of the Company approved the appointment of Heung Ping, WONG (“Mr. Wong”) as independent director of the Company, to fill the vacancy resulting from the resignation of Mr. Thakar. Mr. Wong will be the chairman of the Nominating and Corporate Governance Committee, member of the Audit Committee and member of the Compensation Committee of the Company. Mr. Wong meets the independence requirements of the Nasdaq Stock Market.

Heung Ping Wong, aged 43, has over 18 years of experience in journalism and financial services. Since 2013, Mr. Wong has been serving as a senior consultant at AIA International Limited. From 2007 to 2013, Mr. Wong was a senior reporter at the Hong Kong Economic Times. Mr. Wong obtained a Bachelor of Business Administration from Hong Kong Baptist University in 2007.

Exhibit No.	Description
10.1	Form of Independent Director Agreement between Etoiles Capital Group Co., Ltd. and its director, Heung Ping Wong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Etoiles Capital Group Co., Ltd.

Date: November 4, 2025	By:	/s/ Kit Shing, CHEUNG
	Name:	Kit Shing, CHEUNG
	Title:	Director, Chief Executive Officer, and Chairman of the Board of Directors

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